Filed with the Securities and Exchange Commission on October 18, 1996

            1933 Act File Nos. 33-28516, 33-30268, 33-34922, 33-63623
                                          1940 Act File No. 811-05808


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4


                          ISSUER TENDER OFFER STATEMENT
        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
        1934)

                         EATON VANCE PRIME RATE RESERVES
                                (Name of Issuer)

                         EATON VANCE PRIME RATE RESERVES
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                   277913 10 9
                      (CUSIP Number of Class of Securities)

                               H. Day Brigham, Jr.
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                October 18, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
                            -------------------------

Transaction Valuation                      Amount of Filing Fee
----------------------------------------   --------------------

No. of Shares  Price/Share   Total Value
-------------  -----------   -----------

9,000,000      $9.99         $89,910,000   $17,982

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Background
----------

         Eaton  Vance  Prime  Rate  Reserves  (the  "Fund"),  is  a  closed-end,
non-diversified   management   investment  company  (File  Nos.  33-63623   and
811-05808) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund considers making quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

         On February 21, 1995, the Fund converted to a "master-feeder" structure and now invests all of its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also considers making periodic tender offers.

         EV Classic Senior Floating-Rate Fund is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed-end, non-diversified management investment company, and also offers its shares to the public (File Nos. 33-64321 and 811-07946). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.


Introduction
------------

The following is a  cross-reference  sheet pursuant to General  Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated October 18, 1996 of Eaton Vance Prime Rate Reserves (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.

Schedule 13E-4 Item and Caption                  Caption in Offer To Purchase
-------------------------------                  ----------------------------

Item 1            Security and Issuer
                  -------------------

                  (a)................            Heading.

                  (b) and (c)........            Heading.  Letter. Price;
                                                 Number of Shares.  Selected
                                                 Financial Information.

                  (d)................            Inapplicable.

Item 2            Source and Amount of Funds
                  or Other Consideration
                  --------------------------

                  (a).................           Heading.  Source and Amount of
                                                 Funds.

                  (b).................           Inapplicable.

Item 3            Purpose of the Tender Offer
                  and Plans or Proposals of
                  the Issuer or Affiliate
                  ---------------------------

                  (a) through (f).....           Purpose of the Offer.  Certain
                                                 Effects of the Offer

                                                 The Fund has no present plans
                                                 or proposals which relate to or
                                                 would result in any
                                                 extraordinary  corporate
                                                 transaction, such as a merger,
                                                 reorganization, or liquidation,
                                                 involving the Fund; a sale or
                                                 transfer of a material  amount
                                                 of assets of the Fund;  any
                                                 material changes in the  Fund's
                                                 present capitalization (except
                                                 as resulting from the Offer or
                                                 otherwise set forth in the
                                                 Offer to Purchase); or any
                                                 other material  change  in  the
                                                 Fund's corporate structure or
                                                 business as a non-diversified
                                                 closed-end management
                                                 investment company.

                  (g) through (j)....            Inapplicable.

Item 4            Interest in Securities         Selected Financial
                  of the Issuer                  Information.
                  ----------------------

Item 5            Contracts, Arrangements        No such contracts,
                  Understandings or              arrangements, understandings
                  Relationships with             or relationships exist between
                  Respect to the Issuer's        the Fund and any person with
                  Securities                     respect to the tender offer.
                  -----------------------

Item 6            Persons Retained,              Letter.  No person has been
                  Employed or to Be              authorized to make
                  Compensated                    solicitations or
                  -----------------              recommendations with respect
                                                 to the Offer to Purchase.

Item 7            Financial Information
                  ---------------------

                  (a)(1) (2) (3) and (4)..       Reference is hereby made to
                                                 the Selected Financial
                                                 Information in the Offer to
                                                 Purchase, to the Audited
                                                 Financial Statements of the
                                                 Fund for the fiscal year ended
                                                 December 31, 1994 filed as
                                                 Exhibit (g)(1) to Schedule
                                                 13E-4 filed with the
                                                 Commission on April 24, 1995
                                                 (Accession No. 0000898432-95-
                                                 000140); to the Audited
                                                 Financial Statements for the
                                                 fiscal year ended December 31,
                                                 1995 filed with the Commission
                                                 pursuant to Section 30(b)(2)
                                                 under the Investment Company
                                                 Act of 1940 on March 11, 1996
                                                 (Accession No. 0000950156-96-
                                                 000301); and to the Unaudited
                                                 Financial Statements dated
                                                 June 30, 1996 filed with the
                                                 Commission pursuant to Section
                                                 30(b)(2) under the Investment
                                                 Company Act of 1940 on August
                                                 27, 1996 (Accession No.
                                                 0000950156-96-000680) all of
                                                 which are incorporated herein
                                                 by reference.

                  (b)(1) (2) and (3)..           Inapplicable.

Item 8            Additional Information
                  ----------------------

                  (a).................           Contracts and Relationships
                                                 with Affiliates.

                                                 Eaton Vance Distributors, Inc.
                                                 ("EVD") is a wholly-owned
                                                 subsidiary of Eaton Vance
                                                 Management, which is a wholly-
                                                 owned subsidiary of Eaton
                                                 Vance Corp.  EVD serves as the
                                                 Fund's principal underwriter.

                  (b) through (d).....           Inapplicable.

                  (e).................           Withdrawal Rights.  Early
                                                 Withdrawal Charge.  Extension
                                                 of Tender Period; Termination;
                                                 Amendment.  Tax Consequences.

Item 9            Material to be Filed
                  as Exhibits
                  --------------------

                  (a) (1).............           Advertisement printed in THE
                                                 WALL STREET JOURNAL.

                      (2).............           Offer to Purchase (including
                                                 Selected Financial
                                                 Information).

                      (3).............           Letter of Transmittal.

                  (b).................           Inapplicable.

                  (c).................           Inapplicable.

                  (d) through (f).....           Inapplicable.

                  (g) (1).............           Audited Financial Statements
                                                 of the Fund for the fiscal
                                                 year ended December 31, 1994
                                                 filed as Exhibit (g)(1) to
                                                 Schedule 13E-4 filed with the
                                                 Commission on April 24, 1995
                                                 (Accession No. 0000898432-95-
                                                 000140); to the Audited
                                                 Financial Statements for the
                                                 fiscal year ended December 31,
                                                 1995 filed with the Commission
                                                 pursuant to Section 30(b)(2)
                                                 under the Investment Company
                                                 Act of 1940 on March 11, 1996
                                                 (Accession  No. 0000950156-96-
                                                 000301);  and to the  Unaudited
                                                 Financial Statements dated June
                                                 30, 1996 filed with the
                                                 Commission  pursuant to Section
                                                 30(b)(2) under the Investment
                                                 Company Act of 1940 on August
                                                 27, 1996 (Accession No.
                                                 0000950156-96-000680) all of
                                                 which are incorporated herein
                                                 by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 1996           /s/ James B. Hawkes
----------------           ------------------------------------
(Date)                     James B. Hawkes, President of
                           Eaton Vance Prime Rate Reserves

                     EXHIBIT INDEX


         The following exhibits are filed as part of this Issuer Tender Offer Statement.


Exhibit
No.                        Description
-------                    -----------

(a)(1)                     Advertisement printed in THE WALL STREET JOURNAL

(a)(2)                     Offer to Purchase (including Selected Financial
                           Information)

(a)(3)                     Letter of Transmittal